Exhibit 6.20

ENERGYX EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is made as of November 15, 2021, (“Effective Date”), by and between Kang Wook Shin (“Employee”), and ENERGY EXPLORATION TECHNOLOGIES, INC., a Puerto Rico corporation (the “Company”).

RECITALS

The Company is a sustainable energy company focused on lithium extraction, recovery, separation, and refinery technology, the methods to cause those actions with lithium or other ions, as well as solid state battery electrolytes, and other energy related technologies. Employee desires to provide services as the Company’s General Counsel and Secretary, and the Company desires to retain Employee for such services, in each case, on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Employee mutually agree as follows:

1. Employment. The Company hereby agrees to employ Employee and Employee hereby accepts such employment with the Company upon the terms, covenants and conditions set forth in this Agreement. During the term of Employee’s employment (the “Employment Term”), Employee shall be employed as the Company’s General Counsel and Secretary, and shall be responsible for the duties commensurate with such position. Employee agrees that the duties and responsibilities of Employee include those listed in the job description attached hereto as Exhibit A (“Job Description” or “Services”). The Job Description may be modified by the Company to align with future company goals. Employee will begin Services no later than November 15, 2021, and the Services rendered will be located in Austin, Texas. Employee must be based in Austin during the duration of employment unless otherwise agreed to by the Company in writing.

2. Duties. Employee shall diligently and competently perform his duties to the best of his ability, shall be a full-time employee of the Company, and shall devote sufficient business time and energy to the Company so as to diligently perform his duties hereunder. Employee shall perform his duties in a manner in compliance with all applicable laws and regulations and in accordance with applicable policies and procedures set forth from time to time by the Company, so long as the same do not conflict with the terms of this Agreement. Employee will report to Chief Executive Officer (CEO) of the Company.

3. Compensation. During the Employment Term and subject to Section 6, the Company shall pay or provide to Employee the following compensation:

(a) Salary. During the Employment Term the Company shall pay to Employee an annual aggregate base compensation amount of One Hundred Fifty Thousand Dollars ($150,000) per year; Two Hundred Fifty Thousand Dollars ($250,000) upon the raise of Series B financing in the cumulative amount of Twenty-Five Million Dollars ($25,000,000); Three Hundred Fifty Thousand ($350,000) upon a go public event, including through Special Purpose Acquisition Company (SPAC) or Initial Public Offering (IPO). All payments will be made in arrears not less than twice per month in accordance with the customary payroll practices of the Company.

(b) Equity. As additional compensation, the Company agrees to issue Employee options to purchase shares of common stock in the Company on the terms and conditions of a Stock Option Award Agreement to be entered into between Employee and the Company (an “Award Agreement”) issued pursuant to the Company’s 2019 Equity Incentive Plan (the “Plan”). The Award Agreement shall be subject to the terms and conditions of the Plan. The Award Agreement will provide for Employee to purchase up to Five Hundred Sixty Two Thousand Five Hundred (562,500) shares of common stock for a per share purchase price equal to the fair market value of the Company’s common stock determined by the latest valuation of the Company in the last round of financing of Eight Dollars ($8.00) per share prior to execution and delivery of the Award Agreement. The options will vest on both a time-based vesting schedule and milestone-based vesting schedule as defined in the Award Agreement.

(c) Benefits. Employee shall be entitled to participate in all employee benefit plans sponsored by the Company to its employees from time to time as determined by the Board. The employee will be eligible for vacation and sick pay in accordance with the company policies.

(d) Paid Time Off. During the Employment Term, Employee shall be entitled to three (3) weeks of paid time off during each calendar year and to paid holidays recognized by the Company. Any vacation not used during a calendar year may not be carried over to a subsequent calendar year and, if not used during such calendar year, shall be forfeited. The number of paid vacation days in any partial year will be pro-rated based upon the actual number of days Employee was employed in the partial year. Employee shall submit notice to the CEO not less than two (2) weeks in advance of taking any planned time off.

(e) Bonus. Company shall pay Employee an annual bonus in the sum of Fifty Thousand Dollars ($50,000) paid semi-annual in arrears on January 1st and July 1st of each year, after the first full six (6) months of service, upon the satisfactory completion of the Job Description, and achievement of certain goals and milestones laid out in the Job Description.

(f) Relocation Assistance. Company shall reimburse employee up to Ten Thousand Dollars ($10,000) for relocation related expenses with proof of such expenses.

4. Expenses. Expenses incurred or paid by Employee in connection with the performance of Services shall be paid or reimbursed by the Company only if such expenses have been approved in advance by the Company, which approval may be in the form of an email or text, and Employee has submitted all expense statements or vouchers or such other supporting information as the Company may reasonably require. Except for the foregoing, all expenses incurred by Employee or its employees in connection with the performance of the Services and its duties under this Agreement shall be borne wholly and completely by Employee.

5. Relationship. The parties hereto acknowledge and agree that Company and Employee relationship shall follow all applicable state and federal laws including withholding employee payroll taxes or similar deduction.

6. Employment Term; Termination. Employee and the Company understand and agree that Employee is an employee “at-will,” and that the Employee may resign, or the Company may terminate the Employee’s employment, at any time and for any or for no reason. Nothing in this Agreement shall be construed to alter the at-will nature of the Employee’s employment, nor shall anything in this Agreement be construed as providing the Employee with a definite term of employment. Notwithstanding the foregoing, Employee agrees to give the Company at least six (6) week’s prior notice of voluntary termination of employment by Employee. Upon termination of this Agreement, Employee shall be entitled to receive accrued but unpaid amounts due by the Company under Section 3(a), Section 3(e) and Section 4 through the last day of the Employment Term and shall retain any vested options under and subject to the Plan. Except for the foregoing, Employee shall receive no other payments following termination of this Agreement.

7. Confidential Information.

(a) Definition. “Confidential Information” means trade secrets and other confidential or proprietary information of the Company, including, but not limited to, all of the Company’s plans for creation, acquisition or disposition of products, publications and websites, expansion plans, financial status and plans, products, improvements, formulas, designs or styles, method of distribution, customer lists, product development plans, rules and regulations, personnel information and trade secrets of the Company, all of which are of vital importance to the success of the Company.

(b) Protection and Marking. Employee agrees that all Confidential Information that Employee has access to or acquires knowledge of: (i) is to be held in strict confidence by Employee, (ii) is to be used by and under authority of the Company only as authorized in this Agreement, and (iii) shall not be disclosed by Employee without the prior written consent of the Company or as authorized in this Agreement. Employee’s obligation of confidence hereunder includes, without limitation, using at least the same degree of care with the Company’s Confidential Information as it uses to protect its own confidential information, but always at least a reasonable degree of care.

(c) Confidentiality of Terms of this Agreement. Employee agrees not to disclose to any third party the terms of this Agreement without the prior written consent of the Company, except Employee may disclose the terms of this Agreement: (a) to advisors and others on a need-to-know basis, in each case, under appropriate confidentiality obligations substantially similar to those of this Section 7; (b) to approved partners of the Company, and (c) to the extent necessary to comply with applicable laws and court orders. Notwithstanding the foregoing, the existence of the Agreement shall not be considered Confidential Information.

(d) Disclosure Required by Court Order or Law. If Employee is required to disclose Confidential Information of the Company, or any terms of this Agreement, pursuant to the order or requirement of a court, administrative agency, or other governmental body or applicable law, Employee may disclose such Confidential Information or terms to the extent required, provided that Employee shall use reasonable efforts to provide the Company with reasonable advance notice thereof to enable the Company to seek a protective order and otherwise seek to prevent such disclosure. To the extent that Confidential Information so disclosed does not become part of the public domain by virtue of such disclosure, it shall remain Confidential Information protected pursuant to Section 7.

(e) Copies. Employee agrees not to copy or record any of the Confidential Information of the Company, except as reasonably necessary to exercise its rights or perform its obligations under the Agreement, and for archival and legal purposes.

(f) Continuing Obligations. Subject to the exclusions listed in Section 7(g), Employee’s confidentiality obligations under this Agreement will survive termination of the Agreement and will continue for a period of five years thereafter.

(g) Exclusions. Information shall not be considered Confidential Information of the Company under this Agreement (“Exclusions”) to the extent that Employee can establish by competent written proof that such information:

(i) Was in the public domain at the time of disclosure; or

(ii) Later became part of the public domain through no act or omission of Employee in breach of the Agreement; or

(iii) Was lawfully disclosed to Employee by a third party (including a University) having the right to disclose it not under an obligation of confidentiality; or

(iv) Was already known by Employee at the time of disclosure; or

It is acknowledged by Employee that irrespective of Exclusions, sensitive information of the Company that may or may not be considered Confidential Information is held with a high degree of care that Employee would uses to protect its own confidential information.

(h) Copyright Notice. The placement of a copyright notice on any Confidential Information will not be construed to mean that such information has been published and will not release Employee from its obligation of confidentiality hereunder.

(i) Separate NDA. Company and Employee may have or will sign a separate, extended confidentiality agreement that will govern additional confidentiality provisions, except for ones specifically provided herein.

8. Non-Competition. Employee agrees that during the Employment Term and for a period of one (1) year after the Employment Term, Employee will not directly or indirectly, (i) engage in any Business (as defined below) for Employee’s own account that would render Employee a Direct Competitor (as defined below), (ii) enter the employment of, render any services to, acquire a significant financial interest of more than 2% in, or otherwise become actively involved with, a Direct Competitor, or (iii) interfere with business relationships (whether formed before or after the date of this Agreement) between the Company and customers or suppliers of, or Employees or employees to, the Company that were engaged in, or were immediate prospects for engaging in, business with the Company before Employee’s engagement by the Company was terminated. For purposes of this paragraph, the Company shall be construed to include the Company and its subsidiaries and affiliates. For purposes of this paragraph, “Business” shall mean the design, innovation, manufacture and sale of separation technology for resource recovery, including but not limited to lithium, and solid-state battery technology. For purposes of this paragraph, “Direct Competitor” shall mean any person or entity that engages in the Business, including, but not limited to, other direct lithium extraction competitors such as Lilac, Eramet, E3 Metals, lithium producers such as SQM, Albemarle, Lithium Americas, Ganfeng, and manufacturers of EnergyX technology such as Samsung or Suez, or any partners, customers, suppliers, or contractors of the Company. The companies mentioned herein are examples of Competitors and not an exhaustive list.

9. Non-Solicitation. During the Employment Term and for a period of two (2) years after the Employment Term, Employee will not, directly or indirectly, solicit or encourage to cease to work with the Company, any person or entity that is a client, customer, supplier or contractor of the Company or who was a client, customer, supplier, contractor the Company within the twelve (12) month period preceding the termination of Employee’s engagement, without the Company’s written consent.

10. Work Product. Employee agrees that any and all of Employee’s discoveries, ideas, inventions, concepts, developments, know-how, trade secrets, works of authorship, materials, writings, drawings, designs, processes, techniques, formulas, data, specifications, technology, patent applications (and contributions thereto), and other creations that are conceived, created or otherwise developed by Employee during the term of, and pursuant to this Agreement (“Work Product”) shall be considered “work made for hire” (as such term is defined in 17 U.S.C. §101) and shall be the sole and exclusive property and Confidential Information of the Company. To the extent that the Work Product may not be considered “work made for hire,” Employee shall irrevocably assign to the Company all right, title and interest worldwide in and to the Work Product (whether currently existing or conceived, created or otherwise developed later), including, without limitation, all copyrights, trademarks, trade secrets, patents, industrial rights and all other intellectual and proprietary rights related thereto.

11. Non-Disparagement. Each party agrees that they will not at any time, directly or indirectly, on his or its own behalf or in the service of or on behalf of others, publish, circulate, utter or disseminate, or cause to be published, circulated, uttered or disseminated, in any manner or by any means whatsoever, to any person or entity, any statements, comments or material whatsoever, which could or would, in any manner whatsoever, either reflect unfavorably upon the reputation of the other party, or harm, damage or impair the business or operations of the other party.

12. Remedies. Employee acknowledges that any breach of Sections 7 through 11 of this Agreement (the “Restrictive Covenants”) by Employee will cause the Company irreparable harm for which there is no adequate legal remedy, and agrees that in the event of any actual or threatened breach of any Restrictive Covenant, the Company shall be entitled to temporary and permanent injunctive relief and all other appropriate equitable relief (including a decree of specific performance), without being required to (i) show any actual damage or irreparable harm, (ii) prove the inadequacy of its legal remedies, or (iii) post any bond or other security. Employee further agrees that in the event a bond or other undertaking is required of the Company in connection with the issuance of a temporary injunction enjoining Employee from acts claimed by the Company to violate any Restrictive Covenant, such bond or other undertaking shall not exceed One Thousand Dollars ($1,000). The foregoing remedies of the Company may be exercised without prejudice to (and are cumulative with) the Company’s other available rights and remedies at law, in equity, or under this Agreement, including the Company’s right to monetary damages arising from any breach of this Agreement by Employee. Employee will notify the Company in writing immediately upon Employee becoming aware of any such breach or threatened breach.

13. Use of Name and Likeness. Employee irrevocably consents to the Company’s use and display of Employee’s name, likeness, voice, image and biographical information for lawful marking and other business purposes of the Company without the consent of, or payment of additional compensation to, Employee during the Term of this Agreement.

14. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed to have been given five (5) business days after having been mailed, certified mail (return receipt requested and postage-prepaid), when sent by email with customary confirmation of receipt during business hours on a business day (or if sent after business hours on the next business day), or one (1) business day after being sent by a nationally recognized overnight delivery service, addressed to the party to which such notice is directed at its address set forth in this Agreement.

15. Governing Law and Venue. This Agreement shall be governed by and construed pursuant to the internal laws of the State of Texas without regard to its principles of conflicts of law. Any dispute arising out of or relating to this Agreement shall be brought only in the courts of record of the State of Texas, and each party consents to and confers personal jurisdiction on such courts.

16. JURY TRIAL WAIVER. THE PARTIES HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT THEY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT.

17. Miscellaneous.

(a) Except with the Company’s prior written consent, Employee shall not take any action to bind the Company in any way with any third party.

(b) The terms and conditions of Sections 7 through 16 shall survive the expiration or termination of this Agreement.

(c) If any term or provision of this Agreement is invalid, illegal, or unenforceable, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement.

(d) The parties hereby agree from time to time to execute and deliver such further and other documents and agreements and do all matters and things which may be convenient or necessary to carry out the intention of this Agreement more effectively and completely.

(e) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same legal instrument. This Agreement may be executed by “pdf” or facsimile.

(f) This Agreement constitutes the entire agreement between the parties and shall supersede all other oral or written agreements between the parties, respecting the subject matter of this Agreement. This Agreement may only be modified or amended by written instrument executed by both parties.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, each of the parties hereto has duly executed this Agreement as of the date set forth above.

Company:	Employee:

ENERGY EXPLORATION
TECHNOLOGIES, INC.

By:__________________________________________	________________________
Teague Egan	Kang Wook Shin
Chief Executive Officer

Address for Notices:	Address for Notices:

Energy Exploration Technologies, Inc.	________________________
1500 Cordova Road	________________________
Suite 302	________________________
Fort Lauderdale, FL 33316
Attn: Teague Egan	Email: kwshin1985@gmail.com
Tel: (954) 854-0696
Email: teague@energyx.com

EXHIBIT A

JOB DESCRIPTION / SERVICES

Employee shall serve as the Company’s General Counsel, VP of Legal, and Secretary, and shall manage aspects and actions of the Company, including but not limited to:

General Leadership	1. Assistance with administrative functions at the direction of the Chief Executive Officer.

2. Participate in and take Minutes at the Board of Directors meetings.

3. Support Company’s strategic development in conjure with Company’s Leadership Team.

4.  Be a thought leader for the Company. Propose strategic initiatives for the Company to pursue, as well as creative ideas and structures in regard to partnerships, customer and commercial arrangements.

Corporate Legal Responsibility	1. Corporate Formation

•  Assume responsibility for Certificate of Incorporation, Company Bylaws, Equity Incentive Plan, Shareholder Agreements, and all other legal corporate formation requirements previously undertaken by outside counsel. Will work with existing outside counsel during transition period.

2. Employment Matter

• Tracking and legal review of Employment and Contractor Agreements in collaboration with VP of Growth Strategy and Leadership Team.

• Tracking and legal review of Option Award Agreements or other form of Stock Grant and/or Warrant Agreements in collaboration with VP of Growth Strategy, CFO and Leadership Team.

3. Corporate Financing

• Drafting, negotiating, and advising the Company regarding capital, equity, crowdfunding, and debt raise documents.

• Guide the Company and assist its Leadership Team through an upcoming Series B Equity Raise and Regulation A+ crowdfunding events.

4. Organize multiple and various forms of Company Non- Disclosure Agreements (NDAS), and other legal Company forms and templates.

5. Advise on legal aspects of insurance and risk management activities.

Commercial Legal Responsibility	1. All aspects of drafting, negotiation, and legal review of negotiations with potential manufacturing partners and equipment suppliers.

2. Commercial Customer Contracts for Technology Agreement and Deployment, as well as Technology Licensing to Lithium Customers.

3. Provide due diligence and legal advice on Merger and Acquisition opportunities, and deal structure negotiations.

4. Battery Cell Manufacturers and Automotive OEMs opportunities for potential lithium offtake agreements or cell licensing agreements.